MORGAN STANLEY LIMITED DURATION FUND

522 Fifth Avenue

New York, NY 10036

August 28, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Re:          Morgan Stanley Limited Duration Fund

(File Nos. 33-50857 and 811-7117)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Limited Duration Fund (the “Fund”) filed with the Securities and Exchange Commission on June 21, 2007.  Below, we provide responses to or explanations of the Staff’s comments, as requested.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1. This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

COMMENTS TO THE PROSPECTUS

Comment 2.

Confirm whether the Fund’s strategies of investing in foreign securities, asset-backed securities, commercial mortgage-backed securities, swaps, stripped mortgage-backed securities, inverse floating obligations, options and futures, restricted securities, junk bonds and foreign forward currency exchange contracts as listed in the section entitled “Principal Investment Strategies” are considered principal investment strategies of the Fund.

Response 2.  These investments are considered principal investment strategies of the Fund, and relevant disclosure appears in the sections of the prospectus entitled “Principal Investment Strategies,” “Principal Risks,” “Additional Investment Strategy Information” and “Additional Risk Information.”

Comment 3.	Confirm whether or not appropriate disclosure needs to be added to the fee table if the Fund invested in other investment companies during the last fiscal year.

Response 3. The Fund did not invest in other investment companies during the prior fiscal year; therefore, no edits need to be made to the fee table.

Comment 4.	In the “Fees and Expenses” section of the prospectus, consider moving the footnotes to after the Example.

Response 4. The footnotes have been moved to after the Example.

Comment 5.	Since the Fund may invest in inverse floaters, please confirm whether the Fund has been involved in the restatement of its financial statements.

Response 5. Although the Fund may invest in inverse floaters, the Fund does not invest in municipal inverse floaters and therefore has not been subject to the restatement of financial reports.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•      the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•      the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•      the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (630) 684-6724.  Thank you.

Sincerely,

/s/ Elisa Mitchell

Elisa Mitchell